Exhibit 99.1

 NASDAQ: APM

Aptorum Group Announces Significant Progress of Repurposed Drug Candidate, SACT-1 for Neuroblastoma Targeting IND Submission in H2 2020

NEW YORK -- (BUSINESS WIRE) – Aptorum Group Limited (Nasdaq: APM) (“Aptorum Group”), a biopharmaceutical company focused on the development of novel therapeutics to address global unmet medical needs, announces positive data and development in relation to its repurposed drug candidate, SACT-1, for the treatment of neuroblastoma, a rare type of childhood cancer that develops in infants and young children. Subject to completion of current validation studies, Aptorum Group plans to leverage the 505(b)(2) pathway and submit an IND submission with the FDA for SACT-1 in H2 2020.1

SACT-1 is the first repurposed drug candidate to be developed under the Smart-ACT™ drug discovery platform, which employs a systematic approach to identify, repurpose and develop existing approved drugs against a currently identified universe of 7000+ (and increasing) orphan diseases.2

Through this platform, Aptorum Group intends to accelerate and fast track repurposed drug candidates, which usually have well established human safety and toxicity profiles and data, through the development and clinical phases in order to address the rapidly growing market of orphan diseases. Aptorum Group aims to screen a number of orphan disease areas including, but not limited to, oncology, autoimmune, metabolic and genetic diseases.

Through the Smart-ACT™ platform, Aptorum has successfully identified potential efficacy for and develops SACT-1 for the treatment of neuroblastoma, being an entirely new therapeutic area from its approved indication. In our recent studies, SACT-1 has been shown to be effective against numerous neuroblastoma cell lines, of which 2 are MYCN-amplified cells, which represent the high-risk neuroblastoma patient group. In addition, by using a combination index as a quantitative measure of the extent of drug interaction, Aptorum Group has seen a high and robust synergism between SACT-1 and traditional chemotherapy in vitro, indicating a potential efficacy enhancement/dose reduction of the chemotherapy. In addition, in our recent study, the maximum tolerable dose of SACT-1 in a rodent model was determined to be higher than 400mg/kg. Compared with the MTD of standard chemotherapy such as paclitaxel (20-30mg/kg)3 and cisplatin (6mg/kg) 4, the safety profile of SACT-1 appears to be very impressive.

The reformulation of SACT-1 is a pediatric formulation to better address the needs of neuroblastoma patients who are exclusively children younger than 5. Based on our internal observations of pre-existing information from approved products,5 SACT-1 also exhibits a well-established safety profile: at 150mg/day, the death rate was 0% in prior clinical studies with no dosage related adverse events.

1 If the FDA deems the 505(b)(2) pathway as an acceptable route for approval of SACT-1, the Company will be able to leverage existing clinical and nonclinical data in conjunction with sponsor-initiated studies to accelerate development and approval of SACT-1.

2 See https://rarediseases.info.nih.gov/diseases/pages/31/faqs-about-rare-diseases

3 Clin Cancer Res. 5(11):3632-8.

4 BMC Cancer 17: 684 (2017).

5 Subject to FDA's approval and on a case-by-case basis, a 505(b)(2) application can rely in part on existing information from approved products (such as the FDA's previous findings on safety and efficacy) or products in literature (such as data available). However, typically speaking, the applicant is nonetheless required to carry out a Phase 1 bridging study to compare the Reference Listed Drug and reference the established safety and efficacy information.

About neuroblastoma

Neuroblastoma is a rare form of cancer, and classified as an orphan disease, that forms in certain types of nerve tissue and most frequently in the adrenal glands as well as spine, chest, abdomen or neck, predominantly in children, especially for those aged 5 years and below. For the high-risk group, which is close to 20%6 of total new patient population per year, the 5-year survival rate of this condition is around 40-50% as observed by the American Cancer Society7. The current high drug treatment cost for high risk patients can average USD200,000 per regimen (all 6 cycles)8. In addition, most pediatric patients often do not tolerate or survive the relevant chemotherapy stage which we believe, subject to further clinical studies, may be positively addressed by the SACT-1 candidate due to the potential synergistic effects when applied with standard chemotherapy as described above.

For further general presentation, please visit:

http://ir.aptorumgroup.com/static-files/bcf77574-7bd6-4b9d-8110-d53837238f16

For further technical presentation, please visit:

http://ir.aptorumgroup.com/static-files/66346f79-7a03-474a-89be-0eaafaa00d9d

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing novel therapeutics to tackle unmet medical needs. Aptorum Group is pursuing therapeutic projects in orphan diseases, infectious diseases, metabolic diseases and other disease areas.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

About Smart Pharma Group

Smart Pharma Group is wholly owned by Aptorum Group Limited. Smart Pharma Group focuses on systematically identifying and repurposing existing approved drugs for the treatment of a large array of orphan diseases. Smart Pharma Group conducts both computational based screening and clinical validations in advancing the development of its repurposed candidates.

Disclaimer and Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward-looking statements are subject to change. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Contact

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6 Annu Rev Med. 2015; 66: 49–63.

7 https://www.cancer.org/cancer/neuroblastoma/detection-diagnosis-staging/survival-rates.html

8 https://www.cadth.ca/sites/default/files/pcodr/Reviews2019/10154DinutuximabNeuroblastoma_fnEGR_NOREDACT-ABBREV_Post_26Mar2019_final.pdf